SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934

                             ATLANTIS PLASTICS, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                   049156 10 2
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                Page 1 of 5 pages
                              There are no exhibits


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                              CUSIP No. 049156 10 2

(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons J. Bradley Davis, ###-##-####

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)                     (b)

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                 U.S.A.

            Number of          (5)     Sole Voting Power        257,985 1
          Shares Bene-
            ficially           (6)     Shared Voting Power              0 1
            Owned by
          Each Report-         (7)     Sole Dispositive Power   257,985 1
           ing Person
              With             (8)     Shared Dispositive Power          0 1
(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person         257,985 1

(10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)      Not applicable

(11)       Percent of Class Represented by Amount in Row (9)  6.0% 1

(12)       Type of Reporting Person (See Instructions)           IN













1   See Item 4.


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Item 1(a).            Name of Issuer:

                      Atlantis Plastics, Inc.

Item 1(b).            Address of Issuer's Principal Executive Offices:

                      1870 The Exchange
                      Atlanta, Georgia  30339

Item 2(a).            Name of Person Filing:

                      J. Bradley Davis

Item 2(b).            Address of Principal Business Office:

                      257 East Main Street
                      Barrington, Illinois  60010

Item 2(c).            Citizenship:

                      U.S.A.

Item 2(d).            Title of Class of Securities:

                      Class A Common Stock

Item 2(e).            CUSIP Number:

                      049156 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      Not applicable.

Item 4.               Ownership.

         (a)      Amount Beneficially Owned:

         As of December 31, 1996, the Reporting Person beneficially owned 257,985 shares of Class A Common Stock. The amount reported includes (i) 202,860 shares of Class A Common Stock directly owned by the Reporting Person; and (ii) 55,125 shares of Class A Common Stock issuable upon conversion of Class B Common Stock that the Reporting Person can acquire through the exercise of options that are immediately exercisable.
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         (b)      Percent of Class:  6.0%.

         Calculated on the basis of 4,225,823 shares of Class A Common Stock outstanding on December 31, 1996.

         (c)      Number of shares as to which such person has:

                    (i)       sole power to vote or to              257,985
                              direct the vote
                   (ii)       shared power to vote or to               0
                                direct the vote
                  (iii)       sole power to dispose or to           257,985
                                direct the disposition of

                   (iv)       shared power to dispose or to
                                direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not Applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1997                         /s/ J. BRADLEY DAVIS
                                          ---------------------------------
                                              J. Bradley Davis